UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13G THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)* PIMCO Corporate & Income Opportunity Fund
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201B200 72201B309 72201B408 72201B507 72201B606
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Attention: Donald E. Morgan, III
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201B200 72201B309 72201B408 72201B507 72201B606

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd. (the "Fund")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%**

12.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect the Fund's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13G Amendment, which are treated herein as one class of securities.

CUSIP No.	72201B200 72201B309 72201B408 72201B507 72201B606

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LP ("BCM")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%**

12.	TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect the Fund's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13G Amendment, which are treated herein as one class of securities.

CUSIP No.	72201B200 72201B309 72201B408 72201B507 72201B606

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%**

12.	TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13G Amendment, which are treated herein as one class of securities.

CUSIP No.	72201B200 72201B309 72201B408 72201B507 72201B606

Item 1.	(a).	Name of Issuer:

PIMCO Corporate & Income Opportunity Fund

	(b).	Address of Issuer's Principal Executive Offices:

1633 Broadway New York, New York 10019

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Brigade Leveraged Capital Structures Fund Ltd. – Cayman Islands Brigade Capital Management, LP– Delaware Donald E. Morgan, III – U.S.A.

Brigade Leveraged Capital Structures Fund Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Cayman Islands

Brigade Capital Management, LP and Donald E. Morgan, III 399 Park Avenue, 16th Floor New York, New York 10022 United States of America

	(d).	Title of Class of Securities:

Auction-Rate Preferred Shares

	(e).	CUSIP Number: 72201B200 72201B309 72201B408 72201B507 72201B606

This response lists the CUSIP numbers assigned to every series of auction-rate preferred securities issued by the Issuer and not redeemed as of June 30, 2011.

Item 3.		If this Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	[_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LP – 0 Donald E. Morgan, III – 0

(b)	Percent of class: Brigade Leveraged Capital Structures Fund Ltd. – 0% Brigade Capital Management, LP – 0% Donald E. Morgan, III – 0%

(c)
Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote

Brigade Leveraged Capital Structures Fund Ltd. – 0
Brigade Capital Management, LP – 0
 Donald E. Morgan, III – 0

(ii) Shared power to vote or to direct the vote Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LP – 0 Donald E. Morgan, III – 0

(iii) Sole power to dispose or to direct the disposition of Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LP – 0 Donald E. Morgan, III – 0

(iv) Shared power to dispose or to direct the disposition of Brigade Leveraged Capital Structures Fund Ltd. – 0 Brigade Capital Management, LP – 0 Donald E. Morgan, III – 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2015
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LP*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

AGREEMENT
The undersigned agree that this Schedule 13G Amendment dated April 24, 2015 relating to the Auction-Rate Preferred Shares of PIMCO Corporate & Income Opportunity Fund shall be filed on behalf of the undersigned.
April 24, 2015
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LP

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)